

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 12, 2010

By facsimile to (702) 944-7100 and U.S. Mail

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
12901 South Buttercup Lane
Spokane, WA 99224

Re: QE Brushes, Inc.
        Pre-effective Amendment 7to Registration Statement on Form S-1
        Filed January 7, 2010
        File No. 333-157970

Dear Mr. Ruff:

We reviewed the filing and have the comment below.

Summary Compensation Table, page 39; Compensation of Directors Table, page 40

1.   Update the disclosure to include compensation for the fiscal year ended December 31,
        2009.

Closing

       As appropriate, please amend your registration statement in response to the comment.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your response to our comment and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and response
to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts

relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on the comment and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: The Nevada Agency and Trust Company
Agent for Service for QE Brushes, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs Road
Las Vegas, NV 89120